Exhibit 99.1

M III Acquisition Corp. and IEA Energy SERVICES LLC Announce Signing of Merger Agreement for Business Combination

NEW YORK, NY, November 3, 2017 – M III Acquisition Corp. (Nasdaq:MIII) (Nasdaq:MIIIU) (Nasdaq:MIIIW) ("MIII") today announced that it has entered into a definitive agreement and plan of merger with IEA Energy Services LLC, a leading engineering, procurement and construction (“EPC”) company in the renewable energy sector.  MIII will be renamed as “Infrastructure and Energy Alternatives, Inc.” (“IEA”) upon consummation of the merger and is expected to continue to be listed on the Nasdaq Capital Market under the symbol “IEA”.

Following the transaction, IEA will hold all of the existing renewable energy EPC businesses (the “IEA Businesses”) of Infrastructure and Energy Alternatives, LLC (the “Company”), including the Infrastructure and Energy Alternatives family of companies, led by White Construction, Inc. and IEA Renewable Energy, Inc. The Company’s existing management team, led by J.P. Roehm, will serve as the continuing management team for IEA, and IEA’s headquarters will remain in Indianapolis, Indiana. Funds managed by the Power Opportunities group of Oaktree Capital Management, L.P. (“Oaktree”) and the IEA management team (collectively, the “Existing Owners”) will hold a significant ownership interest in IEA following the merger.

The Company was formed by Oaktree in 2011 in connection with its acquisition of White Construction, a leading United States EPC firm that had established itself with an early presence in the utility-scale, wind farm construction industry. The Company believes that the IEA Businesses hold an industry-leading market share among EPC companies for wind farm construction in the United States. Through construction of approximately 200 projects, the IEA Businesses have erected more than 7,200 wind turbines which generate more than 14 GW of electricity. The IEA Businesses have a long track record of successfully completing its projects on time and on budget, and the Company's safety-first approach, customer responsiveness, and expertise have resulted in more than 80% of annual revenues coming from repeat customers.

IEA expects to build upon its leading market share of the IEA Businesses in wind farm construction and to expand its market share in the construction of utility-scale solar projects to drive organic growth. As a public company, IEA believes that it will be able to implement its acquisition strategy to drive incremental growth and diversification. The overall goal is to enhance IEA’s position as the leading, publicly-traded, renewables EPC company by expanding its core product offerings in wind and solar construction and broadening the range of services that it offers to its customers.

"MIII is excited to partner with IEA’s management and Oaktree to bring IEA to the public markets," said Mohsin Y. Meghji, Chairman and CEO of MIII. "IEA is a market leader in the construction of renewable energy facilities, and we are confident that it is well-positioned for substantial growth over the years to come. We look forward to working with Oaktree and management of IEA to build shareholder value for our public investors.”

Ian Schapiro, Managing Director and Portfolio Manager of the Power Opportunities group of Oaktree, noted that “IEA is an excellent company with a great management team. We strongly believe in the IEA growth story and, by partnering with MIII, look to benefit from continuing growth. We look forward to working with MIII and the IEA management team with the goal of creating a larger and more valuable company for all shareholders.”

J.P. Roehm, who will continue as CEO of IEA, added that “Oaktree has been a terrific partner for IEA over the past six years, and we are excited to now add MIII as a partner going forward. As a current leader in the booming renewables industry, we expect that the opportunities for IEA and our customers will only increase as a public company. Our entire team is excited about the opportunity to show public investors the strength of IEA and enable a wider range of shareholders to benefit from our success.”

Transaction Details

Under the terms of the purchase agreement, the aggregate purchase price payable at the closing of the proposed transaction will be $255 million (subject to certain adjustments). The purchase price (excluding transaction expenses and subject to certain adjustments) will consist of (a) $100 million in cash, (b) convertible, redeemable, preferred stock with a liquidation value of $35 million (with conversion to be based upon the volume weighted average price of the MIII common stock), (c) 10 million shares of MIII common stock, and (d) assumption of approximately $20 million in capital leases. In addition, the Existing Owners will be entitled to receive up to 9 million shares of MIII common stock as an “earn-out” based upon IEA’s EBITDA for 2018 and 2019. The cash component of the purchase consideration is to be funded by cash in MIII’s trust account established in connection with its initial public offering.

Upon consummation of the transaction, it is anticipated that the Existing Owners will hold approximately 34% of the outstanding common stock of IEA, with the ability to increase that interest to approximately 49.7% of the outstanding common stock of IEA assuming receipt of the full earn-out (excluding, in each case, unexercised warrants and common stock to be received upon any conversion of the convertible preferred stock).

As part of the transaction, the sponsor investors in MIII have agreed to defer vesting of 1.875 million common shares (the “Deferred Shares”), with 50% of such common shares to vest when the common stock trades at $12 per share for any 20 of 30 trading days, and the remainder to vest when such common stock trades at $14 per share for any 20 of 30 trading days. Warrants to purchase 7.73 million common shares of MIII at a strike price of $11.50 per share will remain outstanding.

The investor rights agreement to be entered into in connection with the closing of the transaction contemplates that the initial board of directors of the combined company will consist of seven members, with two of the directors to be nominated by Oaktree, two to be nominated by the sponsor investors in MIII, and the remainder to be jointly selected. Messrs. Meghji, Schapiro, and Roehm will be members of the initial board of directors. A majority of the directors will be “independent directors” in accordance with applicable regulations of the U.S. Securities and Exchange Commission and Nasdaq rules.

The transaction has been unanimously approved by the boards of directors of both the Company and MIII and remains subject to the satisfaction of customary closing conditions, including regulatory approval and the approval of MIII’s stockholders. It is expected to close promptly following MIII’s special stockholders’ meeting to approve the transaction, and the sponsor investors in MIII have agreed to vote all of their shares in MIII in favor of the transaction.

MIII was advised on the transaction by Stifel, Nicolaus & Company Incorporated, as M&A advisor, Jefferies LLC and Cantor Fitzgerald & Co., as Equity Capital Markets advisors. Kirkland & Ellis LLP and Ellenoff Grossman & Schole LLP served as legal counsel to MIII. The Company was advised by FMI Capital Advisors Inc., as financial advisor, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, as legal counsel.

The description of the transaction contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transaction, copies of which will be filed by MIII with the SEC as an exhibit to a Current Report on Form 8-K.

Pre-Recorded Conference Call

A pre-recorded conference call offering commentary from management of MIII and IEA on the transaction details will be made available to all investors on November 3, 2017. The pre-recorded remarks will be available for a limited period of time beginning November 3, 2017. The call can be accessed by dialing (404) 504-7197 or toll-free by dialing (866) 608-2485. Once connected, please enter the Conference ID number of 12773.

About M III Acquisition Corp.

M III Acquisition Corp. is a special purpose acquisition company (SPAC) founded by Mohsin Y. Meghji and formed for the purpose of effecting business combination(s) with one or more businesses. M III Acquisition Corp.’s long-term strategy is to leverage the experience and expertise of its management team and advisors to identify and acquire a company with long term growth potential and then to work with management of that company to realize this potential.

About IEA Energy Services LLC

IEA Energy Services LLC (“Services”) holds the operating assets of Infrastructure and Energy Alternatives, LLC, a holding company established to acquire and manage industry leading companies delivering infrastructure solutions for the renewable energy, traditional power, and civil infrastructure industries. The IEA family of companies provides complete engineering, procurement and construction (EPC) services throughout North America.  For more information, visit www.iea.net.

About Oaktree

Oaktree is a leader among global investment managers specializing in alternative investments, with $100 billion in assets under management as of September 30, 2017. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, convertible securities, real estate and listed equities. Headquartered in Los Angeles, the firm has over 900 employees and offices in 18 cities worldwide. For additional information, please visit Oaktree’s website at www.oaktreecapital.com.

Additional Information About The Transaction And Where To Find It

The proposed transaction will be submitted to stockholders of MIII for their approval. In connection with that approval, MIII will file with the SEC a proxy statement containing information about the proposed transaction and the respective businesses of MIII and IEA. Stockholders are urged to read the proxy statement when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the proxy statement, as well as other filings containing information about MIII, without charge, at the SEC's website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and other filings with the SEC can also be obtained, without charge, by directing a request to M III Acquisition Corp., 3 Columbus Circle, 15th Floor, New York, NY 10019, (212) 716-1491.

Participants in the Solicitation

MIII, Services and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from MIII’s stockholders in respect of the proposed transaction. Information regarding MIII’s directors and executive officers is available in its Form 10-K filed with the Securities and Exchange Commission on March 30, 2017. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the proxy statement when it becomes available.

Forward-Looking Statements

This news release may include forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this news release that address activities, events or developments that MIII, Services and/or Oaktree expects or anticipates will or may occur in the future are forward-looking statements and are identified with, but not limited to, words such as "believe" and "expect". These statements are based on certain assumptions and analyses made by MIII, Services and/or Oaktree in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Actual results may differ materially from those expressed herein due to many factors such as, but not limited to, the ability to satisfy closing conditions for the transaction, including stockholder and other approvals, the financial performance of IEA, competition within the EPC industry and from competing technologies, IEA’s ability to identify and complete future acquisitions, the ability of the combined company to meet the Nasdaq Capital Market's listing standards, including having the requisite number of stockholders, and the risks identified in MIII’s prior and future filings with the SEC (available at www.sec.gov), including the proxy statement to be filed in connection with the proposed transaction and the final prospectus dated July 7, 2016. These statements speak only as of the date they are made and none of MIII, Services or Oaktree undertakes any obligation to update any forward-looking statements contained herein to reflect events or circumstances which arise after the date of this news release.

Contact:	Mohsin Y. Meghji

Chief Executive Officer

M III Acquisition Corp.

Tel: 212-716-1491